EXHIBIT 99.1

BrainsWay Reports Preliminary Record Fourth Quarter Revenue and Full-Year 2020 Financial Results

CRESSKILL, N.J. and JERUSALEM, Feb. 16, 2021 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced noninvasive treatment of brain disorders, today announced certain preliminary unaudited Fourth Quarter Financial Results.

Preliminary Financial Results

  For the three months ended December 31, 2020, Brainsway achieved record quarterly revenues in the range of $6.8 million and $7.1 million, representing a sequential increase of between 13.3% and 18.3% compared to the previous quarter, and an increase of between 7.9% and 12.7% compared to Q4 2019 demonstrating strong recovery and acceleration in the business as the operating environment continues to improve.
  Full-year 2020 revenues were in the range of between $21.8 million and $22.1 million, representing a decrease of between 4.3% and 5.6% compared to the prior year due to the effects of COVID-19.
  As of December 31, 2020, BrainsWay’s Deep TMS installed base was 629 total systems after adding 36 systems during the fourth quarter, representing an increase of 18.7% compared to prior year results.
  As of December 31, 2020, the Company had shipped 216 OCD coils as add-on helmets to certain of BrainsWay’s new and existing systems since marketing clearance was obtained in 2019. The progress comes as the Company continues to validate its differentiated TMS technology’s unique ability to treat multiple psychological disorders, enabling penetration into its existing installed base as well as de novo accounts.
  Cash and cash equivalents as of December 31, 2020 amounted to $17.1 million, compared with approximately $16.0 million at the end of the previous quarter.
  As of the date hereof, the Company is debt free.

“We are very pleased that the Company has achieved such a strong finish to 2020,” said Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “Our strong results reflect continued growing demand for our Deep TMS system in depression and OCD. We believe that even amidst the pandemic – and to some extent, because of the heightened focus on mental health it has caused – our proprietary Deep TMS technology’s approval in multiple indications continues to be a key differentiator in the market as we continue to increase adoption across the U.S. We are excited at the prospect of leveraging this momentum in 2021.”

Financial Guidance
While BrainsWay does not intend to provide quarterly financial guidance as standard practice, given the extenuating circumstances caused by COVID-19, the Company believes that it is important that investors and analysts have an understanding of the current state of its business in this evolving healthcare environment. Therefore, BrainsWay has provided the above preliminary unaudited financial results. Actual results may differ materially from the foregoing estimates due to developments or other information that may arise between now and the time the financial results for the fourth quarter of 2020 are finalized. These preliminary results should not be viewed as a substitute for the Company’s fourth quarter reviewed and year end audited consolidated financial statements prepared in accordance with IFRS.

About BrainsWay
BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neurostimulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) platform technology. The Company received marketing authorization from the U.S. Food and Drug Administration (FDA) for its products for a variety of patient populations, including in 2013 for patients with major depressive disorder (MDD), in 2018 for patients with obsessive-compulsive disorder (OCD), and in 2020 for patients with smoking addiction. BrainsWay is currently conducting clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders. To learn more, please visit www.brainsway.com

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and include statements regarding preliminary financial results for the fourth quarter revenue and full-year 2020 financial results.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contact:
BrainsWay:
Hadar Levy
SVP and General Manager
HadarL@brainsway.com